Exhibit 99.8

F3 Hits 2.5m of 18.6% U3O8 within 3.2% over 15.0m at JR Zone

Kelowna, British Columbia--(Newsfile Corp. - July 30, 2024) - F3 Uranium Corp (TSXV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce final assay results from the winter 2024 drill program, including PLN24-137 which was cored in the JR Zone (see NR April 16, 2024) and which returned 15.0m of 3.2% U3O8, including a high grade 2.5m interval averaging 18.6% U3O8, further including the ultra-high grade core with 1.5m of 30.3% U3O8.

Exploration geochemistry for the continuing summer drill program has also been received up to hole PLN24-152 which focused on drill testing both the A1 main shear, as well as a related fault splay termed the “North Horse” grid south of the cross-cutting Harrison Fault, a significant structure corresponding to a vertical offset of approximately 130m. Two radioactive intervals (see NR June 12, 2024) corresponding to the main A1 and North Horse structures respectively yielded the strongest exploration geochemistry results outside of JR Zone to date, with the main A1 intersect assaying 0.045% U3O8, and the North Horse intersect assaying 0.014% U3O8 over 7 meters including 0.051% U3O8 over 0.5m (see Photo 1).

A series of shorter exploration drill holes have been completed on the main A1 shear infilling gaps, and although there are multiple areas warranting follow up, exploration drilling in the near term will focus on the areas near Harrison Fault, and to the southeast.

Sam Hartmann, Vice President Exploration, commented:

“We are very pleased with these ongoing results. Drillhole PLN24-152 stands out with the strongest geochemistry signatures to date outside of the JR Zone and represents one of the highest priority exploration targets for follow up. This hole targeted the intersect of the Harrison Fault and the A1 Main shear zone just south of the Harrison Fault. Targeting in this area now includes the Harrison Fault itself, and the areas of shear intersections with it. We are persistent in our efforts to hone in on potential high-grade mineralization indicated by encouraging results from our systematic drilling in this area.”

Figure 1

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Winter 2024 JR Zone Assay Highlight:

PLN24-137 (line 040S):

●	15.0m @ 3.2% U3O8 (202.5m to 217.5m), including:

○	2.5m @ 18.6% U3O8 (214.0 to 216.5m), further including:

○	1.5m @ 30.3% U3O8 (214.5 to 216.0m)

Summer 2024 Exploration Geochemistry Highlights:

PLN24-152 (line 2850S) A1 Exploration, south of Harrison Fault:

●	2.0m @216 ppm U, 0.024% U3O8 (351.0m to 353.0m), including

○	0.5m@ 409 ppm U, 0.045% U3O8 (352.0m to 352.5m), and

●	7.0m @ 107 ppm U, 0.014% U3O8 (434.5m to 441.5m), including

○	0.5m @ 412 ppm U, 0.051% U3O8 (440.5m to 441.0m)

Photo 1. PLN24-152 Mineralized Intervals

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Table 1. Drill Hole Summary and Uranium Assay Results

Collar Information							Assay Results
Hole ID	Grid Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	U3O8 weight %
PLN24-132	090S	587708.0	6410637.5	545.6	55.0	-58.1	no mineralization >0.05
PLN24-133	2850S	589506.9	6408515.5	529.3	55.0	-71.7	B1 Exploration; no mineralization >0.05
PLN24-134	435S	587868.1	6410326.1	530.7	53.6	-64.6	B1 Exploration; no mineralization >0.05
PLN24-135	3240S	589630.4	6408142.8	535.4	52.1	-70.3	B1 Exploration; no mineralization >0.05
PLN24-136	630S	588165.6	6410302.3	536.3	54.4	-58.7	A1 Exploration; no mineralization >0.05
PLN24-137	040S	587780.2	6410753.3	545.6	55.4	-75.0	202.50	214.00	11.50	0.13
							214.00	216.50	2.50	18.61
						incl	214.50	216.00	1.50	30.27
							216.50	217.50	1.50	0.26
PLN24-138	2850S	589493.8	6408505.0	530.1	51.8	-76	B1 Exploration; no mineralization >0.05
PLN24-139	795S	588289.3	6410186.5	532.6	54	-59	A1 Exploration; no mineralization >0.05
PLN24-140	2325S	589060.2	6408857.6	543.9	55.7	-60	A1 Exploration; no mineralization >0.05
PLN24-141	3240S	589622.4	6408136.8	535.5	57.7	-73	B1 Exploration; no mineralization >0.05
PLN24-142	2850S	589560.6	6408554.7	530.5	53.5	-76	B1 Exploration; no mineralization >0.05
PLN24-143	2325S	589059.0	6408856.8	543.9	54.7	-67	B1 Exploration; no mineralization >0.05
PLN24-144	2820S	589485.3	6408554.4	529.6	54.1	-75	B1 Exploration; no mineralization >0.05
PLN24-145	2325S	589095.3	6408883.2	543.9	52.9	-66	A1 Exploration; no mineralization >0.05
PLN24-146	2850S	589424.5	6408454.7	533.3	50.7	-78	B1 Exploration; no mineralization >0.05
PLN24-147	2370S	589105.9	6408835.4	543.7	56.9	-70	A1 Exploration; no mineralization >0.05
PLN24-148	2280S	589072.1	6408921.7	543.9	55.5	-74	A1 Exploration; no mineralization >0.05
PLN24-149	795S	588316.1	6410208.7	530.8	53.9	-59	A1 Exploration; no mineralization >0.05
PLN24-150	1125S	588460.1	6409904.8	533.3	58.1	-70	A1 Exploration; no mineralization >0.05
PLN24-151	1530S	588676.0	6409561.0	544.5	54.1	-70	A1 Exploration; no mineralization >0.05
PLN24-152	2850S	589259.2	6408356.8	537.2	53.1	-68	440.5	441	0.5 0.	051

Assay composite parameters:

1:	Minimum Thickness of 0.5 m

2:	Assay Grade Cut-Off: 0.05% U3O8 (weight %)

3.	Maximum Internal Dilution: 2.0 m

Natural gamma radiation in the drill core that is reported in this news release was measured in counts per second (cps) using a handheld Radiation Solutions RS-125 scintillometer. The Company considers greater than 300 cps on the handheld spectrometer as anomalous, >10,000 cps as high grade and greater than 65,535 cps as off-scale. The reader is cautioned that scintillometer readings are not directly or uniformly related to uranium grades of the rock sample measured and should be used only as a preliminary indication of the presence of radioactive materials.

Composited weight % U3O8 mineralized intervals are summarized in Table 1. Samples from the drill core are split into half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

The Company considers uranium mineralization with assay results of greater than 1.0 weight % U3O8 as “high grade” and results greater than 20.0 weight % U3O8 as “ultra-high grade”.

All depth measurements reported are down-hole and true thickness are yet to be determined.

About Patterson Lake North:

The Company’s 4,078-hectare 100% owned Patterson Lake North property (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Fission Uranium’s Triple R and NexGen Energy’s Arrow high-grade world class uranium deposits which is poised to become the next major area of development for new uranium operations in northern Saskatchewan. PLN is accessed by Provincial Highway 955, which transects the property, and the new JR Zone uranium discovery is located 23km northwest of Fission Uranium’s Triple R deposit.

Qualified Person:

The technical information in this news release has been prepare in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has verified the data disclosed.

About F3 Uranium Corp.:

F3 Uranium is a uranium project generator and exploration company, focusing on projects in the Athabasca Basin, home to some of the world’s largest high grade uranium discoveries. F3 Uranium currently has 20 projects in the Athabasca Basin. Several of F3’s projects are near large uranium discoveries including Triple R, Arrow and Hurricane. F3 has announced a transaction pursuant to which it will transfer 17 of its prospective uranium exploration properties to F4 in exchange for common shares of F4 which will be distributed to F3 shareholders on the basis of one F4 Share for every common share of F3 held; the F4 shares will then be rolled back at a rate of 10 to 1. F3 will retain the PLN Project consisting of the PLN, Misto and Broach properties. The Broach property incorporates the PW property which it obtained from CanAlaska as the result of a property swap.

Figure 2

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Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

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